EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") should be read in conjunction with the Company's condensed consolidated interim financial statements for the nine months ended September 30, 2015 and the audited consolidated financial statements for the year ended December 31, 2014, and the notes thereto.

This Management's Discussion and Analysis ("MD&A") is dated November 9, 2015, and discloses specified information up to that date. Avino is classified as a "venture issuer" for the purposes of National Instrument 51-102. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise cited, references to dollar amounts are in Canadian dollars. This MD&A contains "forward-looking statements" that are subject to risk factors including those set out in the "Cautionary Statement" at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company's Board of Directors as of November 9, 2015 unless otherwise indicated.

Throughout this report we refer to "Avino", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on the Company's website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate and the exploration, evaluation, and acquisition of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and the Yukon Territory, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company's shares trade on the TSX Venture Exchange, Tier 1, under the symbol "ASM", on the NYSE MKT under the symbol "ASM", and on the Berlin and Frankfurt Stock Exchanges under the symbol "GV6".

Overall Performance and Highlights

During the nine months ended September 30, 2015, the Company produced 3,955 tonnes of bulk silver/gold bulk concentrate from its San Gonzalo mine, and recognized revenues of $15,222,738 on the sale of 3,523 tonnes of bulk silver/gold concentrate for a gross profit of $6,649,327. Metal prices for revenues recognized during the nine months ended September 30, 2015, averaged US$15.75 per ounce of silver and US$1,158 per ounce of gold.

Cash cost per silver equivalent ("AgEq") ounce for the nine months ended September 30, 2015, was $8.51 while all-in sustaining cash cost per AgEq ounce was $11.99. For the first two quarters of 2015, the Company re-allocated mill capacity to processing additional material from San Gonzalo and therefore it didn't generate revenue from the historic Avino stockpiles. During the third quarter, material from both San Gonzalo and historic Avino stockpiles was processed.

During the nine months ended September 30, 2015, the Company also produced 6,402 dry tonnes of bulk silver/gold/copper concentrate from the Avino Mine. Material from the Avino Mine is being processed at Mill Circuit 3, where full scale testing of both material and equipment commenced on January 1, 2015.

The Company's cash and cash equivalents at September 30, 2015, totaled $9,145,588 compared to $4,249,794 at December 31, 2014, while the working capital totaled $11,549,712 at September 30, 2015, compared to working capital of $6,617,877 at December 31, 2014.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

On July 8, 2015, the Company entered into a concentrates prepayment agreement with Samsung C&T U.K. Limited ("Samsung"). Pursuant to the agreement, in August 2015 Avino commenced selling concentrates produced from the Avino Mine on an exclusive basis to Samsung, which will continue for a period of 24 months, and Samsung made a prepayment of US$10,000,000 for the concentrates. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest is charged on the prepayment at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the prepayment will be repaid in 15 consecutive equal monthly instalments starting in June 2016. The prepayment is secured by the concentrates produced under the agreement and by the common shares of the Company's wholly-owned subsidiary Bralorne Gold Mines Ltd. The prepayment agreement with Samsung relates to the sale of concentrates produced from the company's Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

Discussion of Operations

The Company's production, exploration, and evaluation activities during the nine months ended September 30, 2015, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico"), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated Third Quarter 2015 Production Highlights

Comparative production totals for the third quarters of 2015 and 2014 are presented below:

	Q3 2015	Q3 2014	% Change
Total Silver Produced (oz) calculated	399,836	217,024	84%
Total Gold Produced (oz) calculated	1,644	1,105	49%
Total Copper Produced (lbs) calculated	1,344,174	76,983	1,646%
Total Silver Eq. Produced (oz) calculated*	770,004	310,880	148%

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Avino Mine Third Quarter 2015 Production Highlights

On January 1, 2015, Avino began processing new material from the Avino Mine using Mill Circuit 3. The comparison below is for all production from the Avino Mine during the third quarter 2015 and the second quarter 2015 since no comparative data exists from the third quarter of 2014 when Mill Circuit 3 was not yet operational. At the time of this MD&A, ramp advancement had been completed up to level 14.5, and a crosscut to the mineralized zone on this level was underway. Drifting on levels 14 and 12.5 are ongoing and were the sources of the mill feed in the third quarter.

Comparative figures for the third quarter of 2015 and the second quarter of 2015 for the Avino Mine are as follows, with production for the third quarter also including output from Mill Circuit 2 which was used to process mill feed from the Avino Mine during July and August.

	Q3 2015	Q2 2015	Quarterly Change %	2015 YTD Totals	Notes
Tonnes Mined	105,674	94,323	12%	269,796	1
Underground Advancement (m)	1,477	1,161	27%	3,617	1
Mill Availability (%)	97	97	0%	97	-
Total Mill Feed (dry tonnes)	106,589	95,494	12%	278,989	2,3
Feed Grade Silver (g/t)	65	61	6%	63	4
Feed Grade Gold (g/t)	0.23	0.27	-15%	0.28	4
Feed Grade Copper (%)	0.65	0.67	-3%	0.64	4
Recovery Silver (%)	88%	87%	1%	88%	5
Recovery Gold (%)	81%	76%	6%	80%	5
Recovery Copper (%)	87%	88%	-1%	88%	5
Copper Concentrate (dry tonnes)	2,408	2,219	9%	6,402	3
Copper Concentrate Grade Silver (Kg/t)	2.53	2.27	11%	2.42	6
Copper Concentrate Grade Gold (g/t)	8.19	8.74	-6%	9.61	6
Copper Concentrate Grade Copper (%)	25.3	25	1%	24.5	6
Total Silver Produced (kg)	6,092	5,044	21%	15,506	3
Total Gold Produced (g)	19,718	19,388	2%	61,495	3
Total Copper Produced (Kg)	609,708	560,923	9%	1,566,564	3
Total Silver Produced (oz) calculated	195,862	162,159	21%	498,538	3
Total Gold Produced (oz) calculated	634	623	2%	1,977	3
Total Copper Produced (Lbs) calculated	1,344,174	1,236,622	9%	3,453,678	3
Total Silver Equivalent Produced (oz) calculated*	493,455	438,823	12%	1,288,203	-

*The silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Third Quarter 2015 Highlights

1.

There was a 12% increase in tonnes mined during the quarter, as well as a 27% increase in underground development metres. The improvements can be attributed to additional mining equipment acquired during 2015, including twelve new contractor-owned 20 tonne capacity haulage trucks.

2.	Tonnage processed during the quarter increased by 12%. The increase resulted from the use of Mill Circuit 2 to process Avino material in addition to Mill Circuit 3 during July and August.

3.	The increased throughput resulted in 9% more concentrate produced, and accounted for an additional 21% silver, 9% copper and 2% gold being produced.

4.	Silver feed grade increased by 6% whereas the copper and gold grades decreased by 2% and 15%, respectively, as a result of variability in the deposit.

5.	Copper and silver recoveries were stable, whereas there was a 6% improvement in the gold recovery due to higher grade feed material.

6.

Silver grade in the concentrate increased by 11% due to the higher silver feed grade, while gold in the concentrate decreased by 6% on account of the lower feed grade. Copper in the concentrate was consistent with the previous quarter.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

San Gonzalo Mine Third Quarter 2015 Production Highlights

During the third quarter of 2015, San Gonzalo mill feed came primarily from stopes on levels 4, 5 and 6. As reported in the second quarter, the ramp advance was deferred (at 70 metres below level 7) in favor of using the mining equipment to advance levels 5, 6 and 6.5 laterally along the San Gonzalo structure to the East and West where new mineralized zones have been identified.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Comparative figures for the third quarter 2015 and the third quarter 2014 for the San Gonzalo mine are as follows; production figures for the third quarter 2015 include production from Mill Circuit 2 during September:

	Q3 2015	Q3 2014	Quarterly Change %	2015 YTD Totals	Notes
Tonnes Mined	23,882	19,841	20%	75,019	1
Underground Advancement (m)	1,164	1,146	2%	3,450	-
Mill Availability (%)	84	97	-13%	92%	7
Total Mill Feed (dry tonnes)	23,901	19,726	21%	95,157	2,3,4
Feed Grade Silver (g/t)	323	330	-2%	278	5
Feed Grade Gold (g/t)	1.81	1.78	2%	1.42	5
Recovery Silver (%)	82%	84%	-2%	83%	-
Recovery Gold (%)	73%	79%	-8%	74%	6
Bulk Concentrate (dry tonnes)	899	685	31%	3,494	3
Bulk Concentrate Grade Silver (kg/t)	7.06	7.96	-11%	6.26	3
Bulk Concentrate Grade Gold (g/t)	34.95	40.54	-14%	28.59	3
Total Silver Produced (kg)	6,344	5,450	16%	21,878	4
Total Gold Produced (g)	31,407	27,768	13%	99,889	4
Total Silver Produced (oz) calculated	203,974	175,211	16%	703,392	4
Total Gold Produced (oz) calculated	1,010	893	13%	3,212	4
Total Silver Equivalent Produced (oz) calculated*	276,549	239,395	16%	934,219	-

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Third Quarter 2015 Highlights

1.	Tonnes mined increased by 20% due to the availability of more open faces for mining. The additional faces are the current working faces of levels 4, 5 and 6 to the East and 5 and 6 to the West.

2.	Tonnage processed increased by 21%, due to Mill Circuit 2 processing San Gonzalo material in addition to Mill Circuit 1 during September.

3.

The higher tonnage throughput resulted in 31% more concentrate produced. However, the grade of silver and gold in the concentrate decreased by 11% and 14% respectively. The lower grade concentrate was due to Mill Circuit 2 having one less cleaning stage, as well as the fact that it was used to process development material.

4.	The higher tonnage throughput also resulted in 16% more silver and 13% more gold produced during the quarter.

5.	Silver and gold feed grades were consistent with management expectations.

6.

Gold recovery decreased from 79% to 73%. The lower recovery can be attributed to the composition of the material from the new blocks to the East where more lead and zinc have been encountered; testing is now underway to improve the gold recovery.

7.

Plant availability for Mill Circuit 1 was down 13% during the quarter as there were issues with the cone crusher in July; a new cone crusher was installed to solve the issue and is now fully operational.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Under National Instrument 43-101, the Company is required to disclose that it has not based its project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Mill Circuit 2 Third Quarter 2015 Production Highlights

Based on improved mining production results from the Avino and San Gonzalo Mines, and the consideration of feed grades, recovery rates, and smelter returns of the historic surface stockpile materials, during the three months ended September 30, 2015, Mill Circuit 2 was used to process mill feed from both the Avino and San Gonzalo Mines. The material from Avino was processed during July and August, and material from San Gonzalo was processed in September with the corresponding production reflected in the above tables for each mine.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north of Vancouver, British Columbia, is in the exploration and evaluation stage. Proceeds from gold flotation concentrate, gold doré bars and silver contained within the gold doré bars produced during the exploration and evaluation stage are recorded as a reduction of exploration and evaluation assets.

During the second quarter of 2015, the necessary permits to construct a raise to the embankment dam for the tailings storage facility were received from British Columbia's Ministry of Energy & Mines and Ministry of Environment. Construction of the raise began during the last week of August 2015 and was completed during the final week of October 2015. This major project was necessary due to unseasonably high temperatures and rainfall in December 2014 which led management to suspend processing at the Bralorne mill facility due to concerns about the water level within the tailings storage facility. With the embankment raise complete, the Company plans to resume operations in the new year.

During the third quarter, ongoing maintenance and improvements continued at the mill, and two new scoop trams were received from Sandvik. Orders have also been placed for a new Caterpillar loader and a Sandvik jumbo, and the search continues for additional equipment as part of Avino's commitment to modernize the mining fleet. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful progressive relationships with its stakeholders. Should exploration drilling lead to potential new resources, Avino will consider expanding the existing mine and processing facility infrastructure.

Quality Assurance/Quality Control

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs including AHK, LSI, Alex Stewart and SGS.

At the Bralorne Mine, gold production is reconciled to gold contained in flotation and gravity concentrates. Flotation concentrate assays are performed at the ALS Laboratories in North Vancouver, British Columbia or Met-Solve Laboratories Inc. in Langley, British Columbia, both ISO certified independent laboratories. Check samples on composite samples collected are performed by AH Knight in South Carolina, USA, and umpire assays are performed by ALS Inspection UK Ltd. in Knowsley, England. Gold produced in gravity concentrate is reconciled from settlement assays received from the refiner. Check assays are performed on duplicate samples of gold doré by ALS Laboratories in North Vancouver.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino's Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons ("QP") within the context of National Instrument 43-101. The respective QP's have reviewed and approved all the applicable technical data in this MD&A.

Objectives

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012); and

5.	Identify and evaluate potential projects for acquisition.

Avino Mine Concentrate Sales

Since re-opening the Avino Mine in the second half of 2014, the Company has extracted and processed mineralized material from the Mine on a continuous basis as it advances the project from the exploration and evaluation stage to the production stage. During this period, the Company has also arranged for sales of the mineralized material to further advance the project, and this material is processed into concentrate at Mill Circuit 3. The Company's financial statements cite a number of factors which generally outline the advancement of a project from the exploration and evaluation stage to the production stage, including an assessment of a project's technical feasibility and commercial viability.

In the periods before technical feasibility and commercial viability have been demonstrated, the Company records in its statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and records a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. In the statement of financial position for the year-to-date period ended September 30, 2015, the Company incurred mine and camp costs of $14,495,146 at the Avino Mine, reduced its accumulated exploration and evaluation costs by $14,860,807 for proceeds of concentrate sales from the Mine.

Once an assessment of technical feasibility and commercial viability of the Avino Mine has been made and all necessary approvals for declaring production have been obtained, extracting and processing activities at the Avino Mine will be reported in the statement of operations and comprehensive income as mine operating income.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company's ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company's financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company's financial condition.

The Company has adopted the reporting of "all-in sustaining cash cost per silver equivalent ounce". This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company's ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company's calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the nine months ended September 30, 2015, and the nine months ended September 30, 2014, as substantially all of the mining equipment used at San Gonzalo and at the historic Avino stockpiles has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future periods in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company's cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company's consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, "silver equivalent ounces sold" consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2015			2014
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,697,437	$3,535,980	$2,197,685	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881
Share-based payments	-	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(352,396)	(542,504)	(21,005)	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)
Cash production cost	2,345,041	2,993,476	2,176,680	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025
Silver equivalent ounces sold	282,624	345,300	253,194	913,275	244,956	196,433	235,308	236,578
Cash cost per silver equivalent ounce	$8.30	$8.67	$8.60	$9.03	$9.73	$9.38	$8.42	$8.62

During the third quarter of 2015, the cash cost per silver equivalent ounce at San Gonzalo was lower than the cash cost of the preceding quarters and lower by $1.08 per silver equivalent ounce than that in the same quarter in the previous year, as the Company continues to focus on maintaining and decreasing costs.

Avino Historical Stockpiles	2015			2014
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$142,308	$-	$-	$1,935,219	$-	$788,441	$514,534	$632,244
Share-based payments	-	-	-	-	-	-	-	-
Depletion and depreciation	(6,345)	-	-	(105,585)	-	(22,130)	(42,846)	(40,609)
Cash production cost	135,963	-	-	1,829,634	-	766,311	471,688	591,635
Silver equivalent ounces sold	17,797	-	-	171,754	-	55,321	47,500	68,933
Cash cost per silver equivalent ounce	$7.64	$-	$-	$10.65	-	$13.85	$9.93	$8.58

During the third quarter of 2015, the cash cost per silver equivalent ounce from historic Avino stockpiles was lower than the third quarter of 2014 reflecting economies of scale. During the first two quarters of 2015 the Company did not sell material from the historic Avino stockpiles, as Mill Circuit 2 was primarily used to process San Gonzalo Mine stockpile material.

Consolidated	2015			2014
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,839,745	$3,535,980	$2,197,685	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125
Share-based payments	-	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(358,741)	(542,504)	(21,005)	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)
Cash production cost	2,481,004	2,993,476	2,176,680	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660
Silver equivalent ounces sold	300,420	345,300	253,194	1,085,029	244,956	251,754	282,808	305,511
Cash cost per silver equivalent ounce	$8.26	$8.67	$8.60	$9.29	$9.73	$10.36	$8.67	$8.61

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, "silver equivalent ounces sold" consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2015			2014
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,697,437	$3,535,980	$2,197,685	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881
Share-based payments	-	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(352,396)	(542,504)	(21,005)	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)
Cash production cost	2,345,041	2,993,476	2,176,680	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025
Operating and administrative expenses	1,090,088	1,051,942	959,919	3,491,377	394,970	1,275,149	776,533	1,044,725
Share-based payments	(31,664)	38	(8,386)	(809,427)	(98,410)	(701,102)	(3,163)	(6,752)
Cash operating cost	3,403,465	4,045,456	3,128,213	10,926,925	2,679,207	2,416,667	2,754,053	3,076,998
Silver equivalent ounces sold	282,624	345,300	253,194	913,275	244,956	196,433	235,308	236,578
All-in sustaining cash cost per silver equivalent ounce	$12.04	$11.72	$12.36	$11.96	$10.94	$12.30	$11.70	$13.01

During the third quarter of 2015, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo increased by $0.32 compared to the second quarter as a result of fewer silver equivalent ounces sold.

Avino Historical Stockpiles	2015			2014
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$142,308	$-	$-	$1,935,219	$-	$788,441	$514,534	$632,244
Share-based payments	-	-	-	-	-	-	-	-
Depletion and depreciation	(6,345)	-	-	(105,585)	-	(22,130)	(42,846)	(40,609)
Cash production cost	135,963	-	-	1,829,634	-	766,311	471,688	591,635
Operating and administrative expenses	62,653	-	-	633,781	-	202,948	173,345	257,488
Share-based payments	(808)	-	-	(113,955)	-	(111,585)	(706)	(1,664)
Cash operating cost	197,807	-	-	2,349,460	-	857,674	644,327	847,459
Silver equivalent ounces sold	17,797	-	-	171,754	-	55,321	47,500	68,933
All-in sustaining cash cost per silver equivalent ounce	$11.11	$-	$-	$13.68	$-	$15.50	$13.56	$12.29

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

During the third quarter of 2015, the all-in sustaining cash cost per silver equivalent ounce from historic Avino stockpiles was lower than the third quarter of 2014 reflecting economies of scale. During the first two quarters of 2015 the Company did not sell material from the historic Avino stockpiles, as Mill Circuit 2 was primarily used to process San Gonzalo Mine stockpile material.

Consolidated	2015			2014
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,839,745	$3,535,980	$2,197,685	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125
Share-based payments	-	-	-	(59,400)	-	(59,400)	-	-
Depletion and depreciation	(358,741)	(542,504)	(21,005)	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)
Cash production cost	2,481,004	2,993,476	2,176,680	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660
Operating and administrative expenses	1,152,741	1,051,942	959,919	4,125,158	394,970	1,478,097	949,878	1,302,213
Share-based payments	(32,472)	38	(8,386)	(923,382)	(98,410)	(812,687)	(3,869)	(8,416)
Cash operating cost	3,601,273	4,045,456	3,128,213	13,276,386	2,679,208	3,274,341	3,398,380	3,924,457
Silver equivalent ounces sold	300,420	345,300	253,194	1,085,029	244,956	251,754	282,808	305,511
All-in sustaining cash cost per silver equivalent ounce	$11.99	$11.72	$12.36	$12.24	$10.94	$13.01	$12.02	$12.85

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to diminish as a result of utilizing newer mining equipment.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Nine Months Ended September 30,
	2015	2014
Operating cash flows before movements in working capital	$1,490,881	$3,824,341
Weighted average number of shares outstanding
Basic	36,037,472	31,521,145
Diluted	36,600,853	32,611,312
Cash Flow per Share – basic and diluted	$0.04	$0.12

Working Capital

	September 30, 2015	December 31, 2014
Current assets	$21,901,516	$13,094,025
Current liabilities	(10,351,804)	(6,476,148)
Working capital	$11,549,712	$6,617,877

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Results of Operations

Summary of Quarterly Results

	2015	2015	2015	2014	2014	2014	2014	2013
Period ended	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Revenue	$5,028,314	$5,908,883	$4,285,541	$3,714,692	$4,704,213	$5,104,921	$5,774,127	$3,831,123
Earnings (Loss) for the period	(625,193)	361,655	376,287	469,145	787,805	(87,097)	1,344,316	(1,625,762)
Earnings (Loss) per share - basic	(0.02)	0.01	0.01	0.01	0.02	(0.00)	0.05	(0.06)
Earnings (Loss) per share - diluted	(0.02)	0.01	0.01	0.01	0.02	(0.00)	0.04	(0.06)
Total Assets	$81,567,998	$74,007,743	$70,197,816	$61,416,147	$53,291,603	$49,773,734	$48,358,440	$34,552,245

•

Revenue in the second quarter of 2015 was higher than that of the comparable quarter of 2014 as a result of a higher number of silver equivalent ounces sold. In the previous year, revenue in the first quarter of 2014 was higher than any of the previous quarters due to higher grades and better recoveries.

•

The net loss for the third quarter of 2015 compares to net earnings in preceding quarters as a result of lower average realized metals prices, higher income tax expenses driven by continued profitable operations in Mexico, and higher foreign exchange losses due to the strengthening U.S. dollar.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Three months ended September 30, 2015, compared to the three months ended September 30, 2014:

	2015	2014	Note
Revenue from Mining Operations	$5,028,314	$4,704,213	1
Cost of Sales	2,839,746	2,994,135	1

Mine Operating Income	2,188,568	1,710,078	1
General and administrative expenses	1,162,481	1,437,957	2
Income before other items	1,026,087	272,121
Other Items
Fair value adjustment on warrant liability	36,942	690,672	3
Interest and other income	27,317	15,644
Foreign exchange gain (loss)	(898,991)	395,999	4
Interest expense	(59,477)	(43,342)	5
Accretion of reclamation provision	(34,374)	(33,453)
Unrealized loss on investments	(53,194)	(2,768)	6
Share of net loss of equity investee	-	(90,944)	7
Net Income Before Income Taxes	44,310	1,203,929
Income Taxes
Current income tax recovery (expense)	655,746	(374,239)	8
Deferred income tax expense	(1,325,249)	(41,885)	8
	(669,503)	(416,124)
Net Income (Loss)	(625,193)	787,805	9
Earnings (Loss) per share
Basic	$(0.02)	$0.02	9
Diluted	$(0.02)	$0.02	9

1.

Revenues for the three months ended September 30, 2015 were $5,028,314 compared to $4,704,213 for the three months ended September 30, 2014. The increase of $324,101 is mainly due to an increase of silver equivalent ounces sold, although realized metals prices decreased. The increase in mine operating income from the comparative quarter reflects both the increase in revenues and the effects of the Company's continuing focus on cost reduction.

2.

General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, and share-based compensation. For the three months ended September 30, 2015, general and administrative expenses were $1,162,481 compared to $1,437,957 for the three months ended September 30, 2014. The decrease of $275,476 is mainly due to lower stock-based compensation expense resulting from a lower number of stock options granted during the current quarter.

3.

The fair value adjustment on the Company's warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price, expected life and expected share price volatility.

4.

Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. During the three months ended September 30, 2015, the US dollar became stronger compared to the Canadian dollar as well as the Mexican peso, and the Company's net US dollar liabilities resulted in foreign exchange losses.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

5.

For the three months ended September 30, 2015, interest expense was $59,477 compared to $43,342 for the three month ended September 30, 2014. The increase of $16,135 reflects the additional equipment acquired under leases and equipment loan.

6.

Unrealized losses on investments result from varying market values of the traded securities. During the three months ended September 30, 2015, the fair market value of securities held by the company decreased due to declining market conditions.

7.

During the three months ended September 30, 2014, the Company acquired an equity interest in Bralorne Gold Mines Ltd. ("Bralorne") and recorded its share of the equity investee's loss. The Company subsequently completed the acquisition of the remaining shares of Bralorne it did not already own, and Bralorne became a 100% owned subsidiary of Avino, thereby eliminating the equity investment.

8.

Current income tax recovery of $655,746 in the three months ended September 30, 2015 compared to an expense of $374,239 in the three months ended September 30, 2014. Deferred income tax expense was $1,325,249 for the three months ended September 30, 2015, compared to $41,885 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended September 30, 2015 primarily relate to movements in the tax bases and deductible mining costs at the Avino Mine.

9.

As a result of the foregoing, net loss for the three months ended September 30, 2015, was $625,193, a decrease of $1,412,998 compared to the three months ended September 30, 2014. The decrease in net income has decreased basic and diluted earnings per share from $0.02 for the three months ended September 30, 2014, to a loss of $0.02 for the three months ended September 30, 2015.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Nine months ended September 30, 2015, compared to the nine months ended September 30, 2014:

	2015	2014	Note
Revenue from Mining Operations	$15,222,738	$15,583,261	1
Cost of Sales	8,573,411	9,168,088	1

Mine Operating Income	6,649,327	6,415,173	1
General and administrative expenses	3,192,866	3,166,894
Income before other items	3,456,461	3,248,279
Other Items
Fair value adjustment on warrant liability	212,118	983,251	2
Interest and other income	50,169	20,626
Foreign exchange loss	(1,035,368)	(107,465)	3
Interest expense	(136,178)	(86,731)	4
Accretion of reclamation provision	(101,929)	(98,144)
Unrealized gain (loss) on investments	(9,440)	12,555
Share of net loss of equity investee	-	(90,944)	5
Net Income Before Income Taxes	2,435,833	3,881,427
Income Taxes
Current income tax expense	(1,522,232)	(1,182,369)	6
Deferred income tax recovery (expense)	(786,852)	(654,034)	6
	(2,309,084)	(1,836,403)
Net Income	126,749	2,045,024	7
Earnings per share
Basic	$0.00	$0.06	7
Diluted	$0.00	$0.06	7

1.

Revenues for the nine months ended September 30, 2015, were $15,222,738 compared to $15,583,261 for the nine months ended September 30, 2014. The decrease of $360,523 is primarily due to a decrease in metals prices, although silver equivalent ounces sold increased. The increase in mine operating income from the comparative period reflects the Company's continuing focus on cost reduction notwithstanding the decrease in revenues.

2.

The fair value adjustment on the Company's warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price, expected life, and expected share price volatility.

3.

Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. During the nine months ended September 30, 2015, the US dollar became stronger compared to the Canadian dollar as well as the Mexican peso, and the Company's net US dollar liabilities resulted in foreign exchange losses.

4.

Interest expense is incurred for equipment loan and leases. For the nine months ended September 30, 2015, interest expense was $136,178 compared to $86,731 for the nine month ended September 30, 2014. The increase of $49,447 reflects the additional equipment acquired under leases and an equipment loan.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

5.

During the three months ended September 30, 2014, the Company acquired an equity interest in Bralorne Gold Mines Ltd. ("Bralorne") and recorded its share of the equity investee's loss. The Company subsequently completed the acquisition of the remaining shares of Bralorne it did not already own and Bralorne became a 100% owned subsidiary of Avino, thereby eliminating the equity investment.

6.

Current income tax expense was $1,522,232 in the nine months ended September 30, 2015, compared to $1,182,369 in the nine months ended September 30, 2014. The increase reflects the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in 2014.

Deferred income tax expense was $786,852 for the nine months ended September 30, 2015, compared to $654,034 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors.

7.

As a result of the foregoing, net income for the nine months ended September 30, 2015, was $126,749, a decrease of $1,918,275 compared to the nine months ended September 30, 2014. The decrease in net income has decreased basic and diluted earnings per share from earnings of $0.06 for the nine months ended September 30, 2014, to $0.00 for the nine months ended September 30, 2015.

Liquidity and Capital Resources

The Company's ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company's ongoing liquidity requirements will be funded from cash and cash equivalents generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company's ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company's control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company's recent financing activities are summarized in the table below.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Intended Use of Proceeds	Actual Use of Proceeds

In July 2015, the Company entered into a concentrate prepayment agreement with Samsung C&T U.K. Limited for US$10,000,000. The prepayment will be used for mining equipment, to optimize the advancement of the Company's projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

Since July 2014, the Company received gross proceeds of US$2,044,080 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In February 2014, the Company closed a brokered private placement for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company's mining operations in Mexico, as well as for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $14,933,434 (excluding depreciation of $738,513 and foreign exchange of $1,215,669) and acquired property and equipment of $4,254,171 during the nine months ended September 30, 2015.

In advancing the Bralorne Mine, the Company incurred exploration expenditures of $5,108,673. The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$3,815,074 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company's master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$1,959,386 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company's liquidity as at September 30, 2015, and December 31, 2014, is as follows:

Statement of Financial Position	September 30, 2015	December 31, 2014
Cash and Cash Equivalents	$9,145,588	$4,249,794
Working capital	11,549,712	6,617,877
Accumulated Deficit	(25,797,607)	(25,924,356)

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Cash Flow

	September 30, 2015	September 30, 2014
Cash generated by (used in) operating activities	$(2,415,089)	$2,420,031
Cash generated by financing activities	13,932,487	11,062,915
Cash used in investing activities	(6,947,324)	(8,694,561)
Change in cash and cash equivalents	4,570,074	4,788,385
Effect of exchange rate changes on cash and cash equivalents	325,720	195,989
Cash and cash equivalents, beginning of period	4,249,794	3,839,595
Cash and cash equivalents, end of period	$9,145,588	$8,823,969

Operating Activities:

Cash used in operating activities for the period ended September 30, 2015, was $2,415,089 compared to cash generated by operating activities of $2,420,031 for the period ended September 30, 2014. Cash generated or used by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $13,932,487 for the period ended September 30, 2015, compared to $11,062,915 in the period ended September 30, 2014, an increase of $2,869,572. Cash provided by financing activities for the period ended September 30, 2015 relates to the issuance of common shares and units in a brokered at-the-market offering issued under prospectus supplements and the issuance of common shares upon the exercise of stock options. The Company also received a loan of $13,345,000 (US$10,000,000) for concentrate to be shipped over a 24-month period. During the period ended September 30, 2015, the Company issued common shares and units in a brokered at-the-market offerings generating net cash flows of $1,377,940 (2014 – $11,652,744), and employees, consultants, and directors exercised stock options generating cash flows of $385,920 (2014 – $299,312). During the period ended September 30, 2015, the Company also made finance lease and equipment loan payments of $1,176,373 (2014 - $889,141).

Investing Activities:

Cash used in investing activities for the nine months ended September 30, 2015, was $6,947,324 compared to $8,694,561 for the period ended September 30, 2014. Cash used in investing activities during the quarter ended September 30, 2015, includes cash expenditures of $2,806,526 (2014 - $4,681,846) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company's San Gonzalo Mine and exploration equipment for the Avino Mine and Bralorne Mine properties. During the nine months ended September 30, 2015, the Company also incurred cash expenditures of $19,745,457 (2014 - $1,352,715) on exploration and evaluation activities, of which $14,933,434 relate to the exploration and advancement of the Avino Mine and $4,812,023 relate to the exploration of the Bralorne Mine. The cash expenditures on exploration and evaluation activities were reduced by concentrate sales of $14,860,807 (2014 - $nil) for the Avino Mine and $743,852 (2014 - $nil) for the Bralorne Mine.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Transactions with Related Parties

(a)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2015 and 2014, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Salaries, benefits, and consulting fees	$330,769	$237,717	$716,188	$755,711
Share-based payments	-	594,000	-	594,000
	$330,769	$831,717	$716,188	$1,349,711

(b)

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. At September 30, 2015, the Company had made advances to Oniva International Services Corp. of $167,311 (December 31, 2014 - $121,639). At September 30, 2015, and December 31, 2014 the following amounts were due to related parties:

	September 30, 2015	December 31, 2014
Oniva International Services Corp.	$165,074	$171,650
Directors	25,860	19,259
Officers	19,302	-
Jasman Yee & Associates, Inc.	7,560	4,032
Wear Wolfin Designs Ltd.	2,625	5,250
Intermark Capital Corp.	-	21,875
	$220,421	$222,066

(c)	Other related party transactions

The Company holds a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. ("Oniva"), with four other public companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, respectively, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in all of the other companies. The companies' interests in Oniva are held in trust by David Wolfin.

The transactions with Oniva during the period are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Office and miscellaneous	$105,185	$97,744	$473,040	$279,689
Salaries and benefits	111,115	69,880	341,295	238,886
Exploration and evaluation assets	27,770	-	27,770	-
	$244,070	$167,624	$842,105	$518,575

Salaries and benefits above included $9,593 for key management personnel compensation that has been included in (a) above.

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, the Company's president and CEO and also a director, for consulting services. For the nine months ended September 30, 2015, the Company paid $300,000, including bonus (2014 - $370,833, including bonus) to ICC.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

The Company pays Jasman Yee & Associates, Inc. ("JYAI"), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. For the nine months ended September 30, 2015 and 2014, the Company paid $55,680 and $58,442, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, the Company's president and CEO and also a director, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the nine months ended September 30, 2015 and 2014, the Company paid $22,500 and $22,500, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company's cash and cash equivalents, amounts receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments are based on quoted market prices where applicable.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2014 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2015, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at September 30, 2015, in the amount of $9,145,588 (December 31, 2014 - $4,249,794) in order to meet short-term business requirements. At September 30, 2015, the Company had current liabilities of $10,351,804 (December 31, 2014 - $6,476,148). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of the concentrate prepayment, finance lease obligations, and equipment loan are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's concentrate prepayment, finance lease obligations, and equipment loan bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	September 30, 2015		December 31, 2014
	MXN	USD	MXN	USD
Cash and cash equivalents	$9,415,967	$5,307,899	$2,532,442	$3,382,302
Amounts receivable	-	3,697,681	-	1,350,874
Accounts payable and accrued liabilities	(16,186,337)	(1,400,831)	(10,805,057)	(786,490)
Concentrate Prepayment	-	(10,000,000)	-	-
Finance lease obligations	(332,033)	(2,616,873)	(908,005)	(2,788,356)
Equipment loan	-	(345,437)	-	-
Warrant liability	-	(20,661)	-	(206,611)
Net exposure	(7,102,403)	(5,378,222)	(9,180,620)	951,719
Canadian dollar equivalent	$(609,445)	$(7,177,237)	$(722,056)	$1,104,088

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2015, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings for the nine months ended September 30, 2015, by approximately $712,000 (December 31, 2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2015, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $410,052 (December 31, 2014 - $489,808), and a 10% change in the market price of gold would have an impact on net earnings of approximately $170,420 (December 31, 2014 - $210,058).

The Company is exposed to price risk with respect to its investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2015, a 10% change in market prices would have an impact on net earnings of approximately $4,445 (December 31, 2014 - $5,389).

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets and financial liabilities measured at fair value by level within the fair value hierarchy as at September 30, 2015:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$9,145,588	$-	$-	$9,145,588
Investments	84,449	-	-	84,449
Financial Liabilities
Warrant liability	-	-	(27,572)	(27,572)
	$9,230,037	$-	$(27,572)	$9,202,465

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	September 30, 2015	December 31, 2014
Not later than one year	$163,616	$301,121
Later than one year and not later than five years	44,888	134,291
Later than five years	45,920	56,235
	$254,424	$491,647

Since September 30, 2015, the Company has ordered mining equipment under leasing arrangements totalling $1,225,876 at interest rates of 4.35% and 5.1% for terms ranging from 48 to 60 months.

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2015, had no significant impact on the Company's consolidated financial statements for the periods presented:

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014.

The following accounting standards were issued but not yet effective as of November 9, 2015:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

IFRS 16 Leases

IFRS 16 is expected to be issued as a final standard by the end of 2015 and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption will be permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard, once issued, is expected to have on its condensed consolidated interim financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of common shares without par value.

As at November 9, 2015, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	36,757,009	-	-
Warrants	1,033,059	US$2.87	1.28
Stock options	2,980,500	$1.02 - $1.90	0.19 – 4.89
Fully diluted	40,770,568

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

The following are details of outstanding stock options as at September 30, 2015, and November 9, 2015:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30/15)	Number of Shares Remaining Subject to Options (November 9/15)
January 18, 2016	$1.02	745,500	745,500
September 30, 2016	$1.02	645,000	645,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	180,000	130,000
September 29, 2020	$1.32	50,000	50,000
Total:		3,030,500	2,980,500

The following are details of outstanding warrants as at September 30, 2015, and November 9, 2015:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (September 30/15)	Number of Underlying Shares (November 9/15)

February 25, 2017	US$2.87	1,033,059	1,033,059
Total:		1,033,059	1,033,059

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under Canadian securities legislation, venture issuers are not required to certify the design and evaluation of their disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"). Accordingly, the Company has not completed such an evaluation. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company's quarterly and annual venture issuer basic certificates.

If the CEO and the CFO were to complete an evaluation of the Company's DC&P and ICFR as at September 30, 2015, as required for certificates issued by non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the CEO and the CFO would likely conclude that the Company's ICFR and DC&P were ineffective as at September 30, 2015.

Based on their knowledge of the Company's ICFR, the CEO and the CFO noted the following material weaknesses:

a)

Lack of segregation of duties: Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)

Limited in-house technical accounting and tax expertise: Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

As such, there is a reasonable possibility that the Company's ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. To mitigate these risks, the Company has hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to Mexico and inspections of the accounting records in Mexico, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary.

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company's DC&P and ICFR that occurred during the nine months ended September 30, 2015, that have materially affected, or are reasonably likely to materially affect, the Company's DC&P and/or ICFR.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of November 9, 2015. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company's operations, and statements regarding the Company's liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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